Mail Stop 6010   February 1, 2007

VitaCube Systems Holdings, Inc.
480 South Holly Street
Denver, CO 80246
Attn: John Pougnet

Re: VitaCube Holdings, Inc.
Preliminary proxy statement filed November 13, 2006, as amended on
January 31, 2007
File No. 1-32420

Dear Mr. Pougnet:

        In connection with our limited review of your filing, we have the following comments.

1. We note your supplemental responses to comments one through three in your response letter. Please disclose this information in the proxy statement. Shareholders need to understand the terms and amounts of securities you are proposing to issue.

2. Please update your executive compensation and related party transaction disclosure as of December 31, 2006.

3. On page 15, you state that the company is proposing to issue 2.5 million shares in connection with short term debt under an employment contract. Please name the employee, state the employee's position with the company, state the material terms of the employment contract as they pertain to the debt, including the interest rate, original amount of indebtedness, etc., and the obligations of the company, including the obligation to issue the shares. Also, supplementally, tell us whether or not the company has filed the employment contract as an exhibit to any of your prior filings. If it has not, furnish a copy to us and explain to us why it has not been filed. If it has been filed, please direct us to it.

        As appropriate, please amend your filing in response to this comment. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Any questions should be directed to Michael Reedich, Special Counsel, at (202) 551-3612.

Sincerely,

Jeffrey Riedler
Assistant Director